BUSINESS FIRST BANCSHARES, INC.

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 70809

February 13, 2015

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jonathan E. Gottlieb

Re:	Business First Bancshares, Inc. Registration Statement on Form S-4, as amended (File No. 333-200112)

Acceleration Request

Requested Date: February 17, 2015

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Business First Bancshares, Inc. (“Registrant”) hereby requests that the United States Securities and Exchange Commission (“Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes Lowell W. Harrison, an attorney with the Registrant’s outside legal counsel, Fenimore, Kay, Harrison & Ford LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Harrison at (512) 583-5905, or in his absence to Stephanie E. Kalahurka, an attorney at Fenimore, Kay, Harrison & Ford LLP, at (816) 292-8141. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-4 effective to Mr. Harrison via email at lharrison@fkhpartners.com and via mail at 812 San Antonio Street, Suite 600, Austin, Texas 78701.

Sincerely,

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
David R. Melville, III President and Chief Executive Officer